Exhibit (d)(10)

STOCK OPTION CANCELLATION AGREEMENT

     This STOCK OPTION CANCELLATION AGREEMENT is entered into as of the date appearing on the signature page hereof by and among Home Products International, Inc., a Delaware corporation (the “Company”), Storage Acquisition Company, L.L.C., a Delaware limited liability company (“Purchaser”), and the individual who is signing this Agreement as “Optionee” (the “Optionee”).

RECITALS

     WHEREAS, the Company previously granted to the Optionee those options to purchase shares of the Company’s Common Stock listed on Schedule A of this Agreement (“Schedule A”) pursuant to one or more of the Company’s stock option plans and which have an exercise price of less than $2.25 per share (the “Options”);

     WHEREAS, the Company has entered into an Acquisition Agreement, dated as of October 28, 2004, by and between Purchaser and the Company (the “Acquisition Agreement”), pursuant to which Purchaser will make a tender offer to acquire all of the outstanding stock of the Company (the “Offer”) for $2.25 per share in cash (without interest) (such price, or such greater price per share as may be paid in the Offer is referred to herein as the “Offer Price”);

     WHEREAS, the Optionee has received copies of the Purchaser’s Offer to Purchase and the Company’s Solicitation/Recommendation Statement in connection with the Offer;

     WHEREAS, the Optionee has received a Memorandum regarding Treatment of Stock Options in Connection with Tender Offer, dated November 12, 2004, from the Company and has had the opportunity to ask questions and receive answers regarding the Options and the Memorandum;

     WHEREAS, pursuant to the Acquisition Agreement, Purchaser will provide the Company with funds to pay consideration upon the cancellation of outstanding stock options granted by the Company having exercise prices of less than $2.25 per share, including the Options, effective upon the Share Acceptance (as defined in the Acquisition Agreement) (the “Share Acceptance”); and

     WHEREAS, the parties hereto wish to provide for the cancellation of each unexercised Option as to which an election has been made in Schedule A to have such Option cancelled and accept a cancellation payment in exchange for such cancellation (a “Designated Option”), pursuant to the terms and conditions set forth below.

AGREEMENT

     1. Option Cancellation.

          (a) Subject to Section 2 below, effective and contingent upon the Share Acceptance, each Designated Option, to the extent then outstanding in accordance with its terms, shall be cancelled in exchange for the payment described in Section 1(b). The Optionee agrees that each such Option shall have no further force or effect after its cancellation pursuant to this Agreement.

          (b) In consideration for the cancellation of each outstanding Designated Option, the Optionee will be paid an amount for each share subject to such cancelled Option equal to the excess of the Offer Price over the per share exercise price of such Option (the “Per Share Cancellation Payment”), less all applicable tax withholding, as specified in Schedule A as of the Share Acceptance. Such payment will be made as promptly as practicable following Share Acceptance, but no later than five (5) business days thereafter. The Optionee acknowledges that any options for shares of the Company’s Common Stock held by the Optionee that have exercise prices of $2.25 per share or more are not eligible for cancellation pursuant to this Agreement and the Optionee will receive no payment pursuant to this Agreement with respect to such options.

     2. Condition to Option Cancellation. Cancellation of the Designated Options pursuant to Section 1(a), as well as the obligation to make the Per Share Cancellation Payment pursuant to Section 1(b), shall be subject to, and effective upon the occurrence of, the Share Acceptance. The Designated Options shall continue in effect in accordance with their terms and the Optionee shall not be entitled to receive any payment pursuant to Section 1(b) unless and until the occurrence of the Share Acceptance.

     3. Termination.

          (a) This Agreement shall terminate automatically upon the termination of the Acquisition Agreement.

          (b) This Agreement shall terminate if at any time prior to the Share Acceptance the Optionee delivers written notice of termination of this Agreement, which shall be deemed to have been duly given or made (i) as of the date received, if delivered personally or by a nationally recognized overnight courier service, or (ii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) of transmission by facsimile (with a confirming copy of such communication to be sent as provided in clause (i)), and, in each case to the following address or facsimile number (or at such other address as shall be specified by like notice, except that notices of changes of address shall be effective upon receipt):

Home Products International, Inc.
4501 West 47th Street
Chicago, IL 60632
Attention: Mark Suchinski
Fax: (773) 890-0523

     4. Applicable Law. This Agreement shall be governed by the internal laws of the State of Delaware without giving effect to any conflicts of laws provisions.

     5. Entire Agreement. This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both oral and written, among the parties hereto, or any subset thereof, with respect to the Designated Options, the Per Share Cancellation Payment and the other subject matter hereof.

     IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the Optionee’s date of signature below.

HOME PRODUCTS INTERNATIONAL, INC.

By:

Title:

STORAGE ACQUISITION COMPANY, L.L.C.

By:

Title:

OPTIONEE

(signature)

(print name)

(date of signature)*

*Must be no later than “Expiration Date” of the Offer.

Schedule A
Eligible Options

Options Granted to the Optionee Having Exercise Prices of Less Than $2.25 Per Share

Designated
Option(s) as to
which the Per Share
			Per Share	Cancellation
			Cancellation	Payment is/are
			Payment ($2.25	Accepted (indicate
Option	Number of Shares	Per Share	minus Per Share	acceptance with
Grant Date	Subject to Option	Exercise Price	Exercise Price)[1]	a “Yes”)[2]

1 This is the gross payment, not the net payment after applicable tax withholding. In the event that Purchaser were to exercise its discretion to increase the Offer Price above $2.25, the individual payment would increase proportionately.

2 Important: To accept the Per Share Cancellation Payment as to any Option and have such Option cancelled, you must indicate “Yes” on the same line as that individual grant, otherwise you will be deemed to have declined the Per Share Cancellation Payment and Option cancellation as to that grant. Your election as to a particular Option grant will apply to all of the shares remaining unexercised under that Option grant as of the time of the Share Acceptance.

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